Filed pursuant to Rule 424(b)(3)
File No. 333-179641
Grant Park Fund November 2014 Update
December 18, 2014

Supplement dated December 18, 2014 to Prospectus dated May 08, 2014
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.9%	6.0%	$15.7M	$1,239.77
B	4.9%	5.5%	$163.1M	$1,032.86
Legacy 1	5.0%	7.9%	$2.6M	$928.38
Legacy 2	5.0%	7.8%	$1.0M	$913.76
Global 1	5.3%	8.5%	$7.1M	$905.93
Global 2	5.3%	8.3%	$5.9M	$891.66
Global 3	5.2%	6.8%	$108.1M	$807.16
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Japanese yen fell nearly 5.5% versus the U.S. dollar after the Bank of Japan reaffirmed its commitment to increasing its quantitative easing measures. The euro similarly fell after the European Central Bank indicated it might increase the use of stimulus initiatives to meet inflation targets.  The U.S. dollar strengthened on speculation monetary policy in the U.S. would continue to diverge from the policies of its global counterparts.

Energy:  Prices in the crude oil complex declined after OPEC decided to maintain current production levels despite the abundance of global supplies.  Natural gas markets rose due to forecasts for colder weather in the U.S.

Equities:  European and Asian equity markets rallied after central banks in the Eurozone, China and Japan individually announced plans to expand quantitative easing initiatives.  Upbeat German economic data added to gains in the European equity markets.  The U.S. markets rallied on bullish prospects for the upcoming holiday shopping season and on reduced oil prices.

Fixed Income:  U.S. Treasury markets rose as weak economic data, including employment and consumer spending data, moved U.S. debt markets higher.  Expectations the U.S. Federal Reserve will wait until 2015 to raise interest rates also supported higher Treasury prices.  The German Bund markets moved higher after the release of weaker than expected economic growth data and news Germany narrowly avoided falling into a recession in the third quarter.

Grains/Foods:  Wheat prices rose on concerns about output from Australia and Russia.  Corn markets finished modestly higher following an increase in ethanol production in the U.S.  Soybean prices fell due to improved harvesting conditions.  Coffee and sugar prices also fell as increased rain in Brazil eased drought-related supply concerns.

Metals:  Silver and platinum markets weakened in reaction to a stronger U.S. dollar.  Gold prices rose after China unexpectedly cut interest rates.  Copper markets finished lower following the release of weak Chinese manufacturing data and on liquidations by large commodity investors.  Copper was also pressured after a strike at a key Peruvian copper mine was settled.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$12,441,984	$46,581,429
Change In Unrealized Income (Loss)	8,196,038	-4,888,885
Brokerage Commission	-90,494	-1,503,277
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-313,225	-3,488,621
Change in Accrued Commission	-1,740	47,647
Net Trading Income (Loss)	20,232,563	36,748,293

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$80,584	$847,681
Interest, Other	12,398	155,081
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	20,325,545	37,751,055

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	3,487,450	7,442,134
Operating Expenses	67,576	824,042
Organization and Offering Expenses	78,429	956,799
Brokerage Expenses	1,400,808	16,963,812
Dividend Expenses	0	0
Total Expenses	5,034,263	26,186,787

Net Income (Loss)	$15,291,282	$11,564,268

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$303,398,219	$447,372,009
Additions	330,000	3,004,700
Net Income (Loss)	15,291,282	11,564,268
Redemptions	-15,424,616	-158,346,092
Balance at November 30, 2014	$303,594,885	$303,594,885

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,239.773	12,677.32286	$15,717,007	4.92%	5.99%
B	$1,032.858	157,865.60829	$163,052,729	4.87%	5.46%
Legacy 1	$928.378	2,827.74462	$2,625,217	5.00%	7.86%
Legacy 2	$913.763	1,075.66634	$982,904	5.03%	7.79%
Global 1	$905.926	7,889.41344	$7,147,227	5.31%	8.46%
Global 2	$891.657	6,652.79437	$5,932,013	5.32%	8.28%
Global 3	$807.156	133,973.88603	$108,137,788	5.24%	6.76%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership